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                                                               Exhibit (a)(5)(A)


                                                                    NEWS RELEASE

[FEDDERS LOGO]                      FEDDERS        505 Martinsville Road
                                    CORPORATION    P.O. Box 813
                                                   Liberty Corner, NJ 07938-0813
                                                   Fax: 908/604-0715
                                                   Tel: 908/604-8686
                                                   www.fedders.com


FEDDERS ANNOUNCES NEW OFFER TO EXCHANGE
PREFERRED STOCK FOR COMMON STOCK; YIELD AT 11.58%

Liberty Corner, NJ - February 14, 2003 - Fedders Corporation (NYSE: FJC), a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products, today announced the renewal of its offer to exchange shares of Series A Cumulative Preferred Stock for up to 12.5 million shares of the Company's common stock, with 14 shares of preferred stock being offered in exchange for every 100 shares of common stock. The exchange offer will expire on 5:00 p.m., New York City time, on March 18, 2003.

The Series A Cumulative Preferred Stock, which is listed on the New York Stock Exchange under the symbol FJCPRA, has an annual dividend of $2.15 per share and a liquidation value of $25 per share. Based on a closing price on February 13, 2003 of $22.75 per share for the preferred stock and $2.60 per share for the common stock, if 1,000 shares of common stock, with a value of $2,600, were tendered for exchange, the holder would receive 140 shares of preferred stock with a value of $3,185. The $2.15 dividend on the preferred stock would provide an 11.58% yield based on the $2.60 per share price of the common stock, compared to a 4.62% yield based on the $0.12 dividend on the common stock.

Holders of Fedders' common stock will receive an offering circular outlining the details of the exchange by mail. Implementation of the exchange offer is subject to customary legal and regulatory requirements.

This press release contains certain "forward-looking" statements concerning expectations, anticipations, beliefs, hopes, intentions and strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Fedders on the date this release is issued. Fedders undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fedders. At the time the tender offer is commenced, Fedders will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer.

The offering circular, the related letter of transmittal and certain other documents will be sent to all holders of Fedders common stock, at no expense to them. The Tender Offer statement (including the offering circular, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

Contact:  Michael Giordano, (908) 604-8686
          investorrelations@fedders.com

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